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Exhibit 99.1

Second Quarter Report
 2015

GRANITE REIT

77 King St. W., Suite 4010 P.O. Box 159, Toronto, Ontario Canada M5K 1H1

GRANITE ANNOUNCES 2015 SECOND QUARTER RESULTS

August 12, 2015, Toronto, Ontario, Canada — Granite Real Estate Investment Trust and Granite REIT Inc. (TSX: GRT.UN; NYSE: GRP.U) ("Granite" or the "Trust") today announced their combined results for the three and six month periods ended June 30, 2015.

HIGHLIGHTS

Highlights for the three month period ended June 30, 2015, including events subsequent to the quarter, are set out below:

  •
  Funds from operations ("FFO")(1) attributed to continuing operations increased 8.6% in comparison to the same quarter last year. The increase was driven primarily by increased revenue and reduced interest costs;

  •
  Six leases representing approximately 1.3 million square feet with ALP(2) of approximately $7.7 million were renewed or extended;

  •
  A property in Germany was sold for total gross proceeds of approximately $3.5 million; and

  •
  On June 12, 2015, the Board of Trustees (the "Board") announced that it is conducting a comprehensive review of strategic alternatives available to best enhance the long-term interests of Granite and all of its stakeholders. The strategic review is continuing and there can be no assurance that the Board's process will result in any specific action. Granite does not intend to disclose further developments unless and until the Board approves a specific action or otherwise concludes the review of strategic alternatives.

Granite's results for the three and six month periods ended June 30, 2015 and 2014 are summarized below (all figures are in Canadian dollars):

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per unit figures)	2015	2014	2015	2014
Revenues	$53,470	$52,160	$106,506	$105,093

Net income from continuing operations	48,241	26,416	103,056	38,591
Net income from discontinued operations	—	4,369	—	6,757

Net income	$48,241	$30,785	$103,056	$45,348

Funds from operations ("FFO")(1)	$40,304	$39,870	$79,099	$78,874

Basic and diluted FFO per stapled unit(1)	$0.86	$0.85	$1.68	$1.68

Fair value of investment properties(3)			$2,408,525	$2,246,600

Readers are cautioned that certain terms used in this press release such as FFO and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under International Financial Reporting Standards ("IFRS") and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have a standardized meaning prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities.

(1)
FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the

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  performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "Reconciliation of Funds from Operations to Net Income Attributable to Stapled Unitholders"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

(2)
ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Canadian dollars based on exchange rates in effect at the last day of the reporting period. Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

(3)
At period end.

GRANITE'S COMBINED FINANCIAL RESULTS

On June 26, 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has presented the income and expenses associated with the Mexican portfolio as discontinued operations on a retroactive basis to prior reporting periods. Discontinued operations are reported separately from income and expenses from continuing operations in the combined financial statements. Granite's results of operations for the three and six month periods ended June 30, 2015 were not impacted by discontinued operations.

Three month period ended June 30, 2015

For the three month period ended June 30, 2015, rental revenue from continuing operations increased by $1.3 million to $53.5 million from $52.2 million in the second quarter of 2014. The increase in rental revenue was primarily due to the acquisition of two properties in the United States during the fourth quarter of 2014, contractual rent adjustments and close-out fees received with respect to expired leases for properties in the United States and Austria, partially offset by vacancies and disposals of income-producing properties and the effect of unfavourable foreign exchange rates. For the second quarter of 2014, there was $3.4 million of revenue from discontinued operations.

Granite's net income from continuing operations in the second quarter of 2015 was $48.2 million compared to $26.4 million for the second quarter of 2014. Net income from continuing operations increased primarily due to (i) net fair value gains on investment properties of $21.5 million compared to net fair value losses of $5.6 million in the prior year period and (ii) a $2.4 million decrease in net interest expense, partially offset by a $7.2 million increase in deferred income tax expense.

FFO for the second quarter of 2015 was $40.3 million and derived solely from continuing operations. FFO for the second quarter of 2014 was $39.9 million and comprised $37.1 million from continuing operations and $2.8 million from discontinued operations. The $3.2 million increase in FFO attributed to continuing operations was primarily due to (i) the $1.3 million increase in rental revenue, (ii) a $0.5 million decrease in property operating costs, (iii) a $0.4 million increase in foreign exchange gains and (iv) a $2.4 million reduction in net interest expense, partially offset by (i) a $0.8 million increase in general and administrative expenses and (ii) a reduction of the current income tax recovery of $0.6 million.

Six month period ended June 30, 2015

For the six month period ended June 30, 2015, rental revenue increased by $1.4 million to $106.5 million in the six month period ended June 30, 2015 from $105.1 million in the prior year period. The increase in rental revenue was primarily due to the reasons noted above. For the six month period ended June 30, 2014, there was $7.1 million in revenue from discontinued operations.

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Granite's net income from continuing operations in the six month period ended June 30, 2015 was $103.1 million compared to $38.6 million reported for the six month period ended June 30, 2014. Net income from continuing operations increased primarily due to (i) net fair value gains on investment properties of $46.8 million compared to net fair value losses of $29.1 million in the prior year period and (ii) lower interest expense of $4.8 million, partially offset by a $17.6 million increase in deferred income tax expense.

FFO for the six month period ended June 30, 2015 was $79.1 million and derived solely from continuing operations. FFO for the six month period ended June 30, 2014 was $78.9 million and comprises $73.0 million from continuing operations and $5.9 million from discontinued operations. The increase in FFO attributed to continuing operations of $6.1 million was primarily due to (i) the $1.4 million increase in rental revenue, (ii) a $0.6 million decrease in property operating costs and (iii) a $4.8 million reduction in net interest expense, partially offset by a $0.5 million increase in current income tax expense.

In the three and six month periods ended June 30, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) and incurred a $5.1 million loss on disposal due to certain closing adjustments and associated selling costs. As a result of the disposition of the Mexican operations, net cumulative foreign currency translation gains of $5.7 million were reclassified from equity and recorded in net income.

A more detailed discussion of Granite's combined financial results for the three and six month periods ended June 30, 2015 and 2014 is contained in Granite's Management's Discussion and Analysis of Results of Operations and Financial Position and the unaudited condensed combined financial statements for those periods and the notes thereto, which are available through the internet on Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's (the "SEC") Electronic Data Gathering, Analysis and Retrieval System ("EDGAR") which can be accessed at www.sec.gov.

RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME ATTRIBUTABLE TO STAPLED UNITHOLDERS

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per unit information)	2015	2014	2015	2014
Net income attributable to stapled unitholders	$46,097	$30,668	$100,459	$45,123
Add (deduct):
Fair value losses (gains) on investment properties, net	(21,511)	5,570	(46,754)	29,123
Fair value losses (gains) on financial instruments	851	(377)	240	(339)
Loss on sale of investment properties	48	—	233	182
Current income tax expense associated with the sale of investment properties	—	—	350	1,099
Deferred income taxes	12,710	5,541	22,063	4,490
Non-controlling interests relating to the above	2,109	34	2,508	44
FFO adjustments related to discontinued operations	—	(1,566)	—	(848)

FFO	$40,304	$39,870	$79,099	$78,874

Basic and diluted FFO per stapled unit	$0.86	$0.85	$1.68	$1.68

Basic number of stapled units outstanding	47,017	47,014	47,017	46,988

Diluted number of stapled units outstanding	47,087	47,070	47,105	47,029

CONFERENCE CALL

Granite will hold a conference call on Thursday, August 13, 2015 at 8:30 a.m. Eastern time. The number to use for this call is 1-800-616-4021. Overseas callers should use +1-416-359-3126. Please call in at least 10 minutes prior to start time. The conference call will be chaired by Michael Forsayeth, Chief Financial Officer. For anyone unable to listen to the scheduled call, the rebroadcast numbers will be: North America — 1-800-558-5253 and Overseas — +1-416-626-4100 (enter reservation number 21772139) and will be available until Monday, August 24, 2015.

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ABOUT GRANITE

Granite is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries as our largest tenants, together with tenants from other industries.

For further information, please contact Michael Forsayeth, Chief Financial Officer, at 647-925-7600.

OTHER INFORMATION

Additional property statistics as at June 30, 2015 have been posted to our website at http://www.granitereit.com/propertystatistics/view-property-statistics. Copies of financial data and other publicly filed documents are available through the internet on SEDAR which can be accessed at www.sedar.com and on EDGAR which can be accessed at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance, expectations, or foresight or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can be no assurance that the intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the expected cost of development and re-development projects and the expected sources of funding and increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite Real Estate Investment Trust's mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's Annual Information Form for 2014 dated March 4, 2015, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014, filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and Financial Position

For the three and six month periods ended June 30, 2015

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three and six month periods ended June 30, 2015. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and six month periods ended June 30, 2015 and the audited combined financial statements for the year ended December 31, 2014. This MD&A is prepared as at August 12, 2015. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2014, can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, the Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Strategic Review

On June 12, 2015, the Board of Trustees (the "Board") announced that it is conducting a comprehensive review of strategic alternatives available to best enhance the long-term interests of Granite and all of its stakeholders. The Trust has retained external financial and legal advisors to assist it in the review process. There can be no assurance that the Board's process will result in any specific action, and Granite does not intend to disclose further developments unless and until the Board approves a specific action or otherwise concludes the review of strategic alternatives.

FOREIGN CURRENCIES

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At June 30, 2015, approximately 70% of Granite's rental revenues were denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 77% of Granite's debt was denominated in euros and the remaining 23% denominated in U.S. dollars as at June 30, 2015. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three and six month periods ended June 30, 2015 and 2014, as well as the exchange rates as at June 30, 2015, March 31, 2015 and

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December 31, 2014, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014	Change	2015	2014	Change
1 U.S. dollar equals Cdn. dollars	1.229	1.091	13%	1.235	1.097	13%
1 euro equals Cdn. dollars	1.360	1.496	(9)%	1.378	1.504	(8)%

	Exchange Rates as at
	June 30, 2015	March 31, 2015	Change	December 31, 2014	Change
1 U.S. dollar equals Cdn. dollars	1.247	1.268	(2)%	1.160	8%
1 euro equals Cdn. dollars	1.391	1.362	2%	1.404	(1)%

The results of operations and financial position of all U.S. and most European operations were translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

•
Funds from operations ("FFO");

•
Comparable FFO;

•
FFO payout ratio; and

•
Annualized lease payments ("ALP").

Readers are cautioned that certain terms used in this MD&A such as FFO, comparable FFO, FFO payout ratio, ALP and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the three and six month periods ended June 30, 2015.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to

6    Granite REIT      2015

service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2015 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2015 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities, as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Comparable funds from operations

When applicable, certain large unusual items that are not expected to be of a recurring nature may be added to FFO to arrive at a comparable FFO amount. In periods when comparable FFO is presented, any adjustment made to FFO will be explicitly described and quantified. For the three and six month periods ended June 30, 2015 and 2014, there were no such adjustments and therefore comparable FFO has not been presented.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by FFO or comparable FFO, if applicable, in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities, as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure, as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties were as follows:

	As at June 30, 2015	As at December 31, 2014
Income-Producing Properties	$2,399.6	$2,275.2
Properties and Land Under Development	—	31.4
Land Held For Development	8.9	3.8

	$2,408.5	$2,310.4

During the six month period ended June 30, 2015, investment properties increased by $98.1 million primarily as a result of:

  i.
  net fair value gains of $46.8 million attributable to a) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular those acquired in Europe in 2013 and properties recently developed in the United States, together with favourable changes to

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    cash flow assumptions and b) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent renewal activity, partially offset by c) the negative impact of certain leases in Canada and the United States that are closer to expiry and the re-leasing assumptions are expected to be on less favourable terms than the current leases in place;

  ii.
  $36.1 million of net foreign exchange gains, which included $44.0 million of net foreign exchange gains related to the strengthening of the U.S. dollar against the Cdn. dollar partially offset by $8.6 million of net foreign exchange losses related to the weakening of the euro against the Cdn. dollar;

  iii.
  capital expenditures totalling $14.2 million; and

  iv.
  an increase of $6.0 million due to the acquisition of development land in Wroclaw, Poland (see "INVESTMENT PROPERTIES — Land Held for Development").

These increases were partially offset by:

  i.
  a decrease of $4.8 million related to the disposition of two income-producing properties located in North America; one property was leased to a non-Magna tenant and one property was vacant.

Income-Producing Properties

At June 30, 2015, Granite had over 100 income-producing properties which represented approximately 30.0 million square feet of rentable space. The portfolio also included some office buildings that comprised less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at June 30, 2015 and December 31, 2014 was as follows:

	June 30, 2015		December 31, 2014
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$667.4	28%	$678.5	30%
Austria	680.1	28	677.1	30
United States	653.4	27	546.2	24
Germany	254.4	11	242.5	11
Netherlands	109.4	5	97.2	4
Other	34.9	1	33.7	1

	$2,399.6	100%	$2,275.2	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 3 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2015.

At June 30, 2015, Granite had two active improvement projects in Canada. The total estimated cost of these projects is approximately $0.2 million of which a nominal amount had been spent as at June 30, 2015. The project costs will be funded during the remainder of the year using cash from operations. In addition, during the six month period ended June 30, 2015, a tenant in the Netherlands began improvements to an income-producing property. These property improvements will be funded during the remainder of the year by restricted cash held in escrow of $4.1 million, which was acquired with the property in 2013.

On July 8, 2015, the Trust sold an income-producing property located in Germany for gross proceeds of approximately $3.5 million.

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Properties and Land Under Development

During the six month period ended June 30, 2015, the construction of a 0.75 million square foot industrial facility on a 89.2 acre land site located in Bethel Township, Pennsylvania was completed and is being actively marketed for lease. The project was primarily funded by a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million which was entered into in June 2014 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans"). As at June 30, 2015, $22.4 million had been drawn under the 2017 Construction Loan.

Land Held for Development

In May 2015, the Trust acquired a 28 acre parcel of development land located in Wroclaw, Poland for a purchase price of $6.0 million. The phased development of approximately 0.6 million square feet of logistics-warehouse space is expected to commence in the second half of 2015, subject to pre-leasing requirements. In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana which is being held for future development. The development land provides for up to 0.6 million square feet of logistics-industrial space.

LEASING PROFILE

Magna, Our Largest Tenant

At June 30, 2015, Magna was the tenant at 73 (December 2014 — 73) of Granite's income-producing properties and comprised 82% (December 2014 — 82%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

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Annualized Lease Payments

Granite's annualized lease payments as at June 30, 2015, including the changes from March 31, 2015 and December 31, 2014, were as follows:

	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Annualized lease payments, beginning of period	$213.8	$212.5
Contractual rent adjustments	0.7	1.4
Completed projects on-stream	0.3	0.3
Disposals	(0.8)	(0.8)
Renewals and re-leasing	0.2	(1.0)
Effect of changes in foreign currency exchange rates	1.1	2.9

Annualized lease payments, as at June 30, 2015	$215.3	$215.3

During the second quarter of 2015, annualized lease payments increased by $1.5 million from $213.8 million at March 31, 2015 to $215.3 million at June 30, 2015. This increase reflected the net impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $0.7 million primarily due to fixed contractual adjustments on leases for properties in Canada and Germany;

  ii.
  the completion of two expansion projects in Austria during the second quarter of 2015 increased annualized lease payments by $0.3 million;

  iii.
  the sale of a 0.1 million square foot property in Germany, which closed subsequent to June 30, 2015, decreased annualized lease payments by $0.8 million;

  iv.
  the leasing of previously vacant space at a property in the United States increased annualized lease payments by $0.4 million. This increase was partially offset by a $0.2 million decrease in annualized lease payments due to the renewal of a lease in Canada at a rental rate which was lower than the expiring lease rate; and

  v.
  net changes in foreign currency exchange rates increased annualized lease payments by $1.1 million. The strengthening of the euro against the Cdn. dollar increased annualized lease payments by $2.0 million while the weakening of the U.S. dollar against the Cdn. dollar decreased annualized lease payments by $0.9 million.

On a year to date basis, annualized lease payments increased by $2.8 million from $212.5 million at December 31, 2014 to $215.3 million at June 30, 2015. This net increase reflected the cumulative impact of the following:

  i.
  contractual rent adjustments increased annualized lease payments by $1.4 million which included $0.8 million related to Consumer Price Index ("CPI") based increases on properties in both North America and Europe and $0.6 million related to fixed contract adjustments;

  ii.
  the completion of two expansion projects in Austria increased annualized lease payments by $0.3 million;

  iii.
  the previously noted sale of a property in Germany decreased annualized lease payments by $0.8 million;

  iv.
  the renewal or re-leasing of five leases in North America and Europe at rental rates which were overall lower than the expiring lease rates decreased annualized lease payments by $1.4 million while the leasing of previously vacant space in the United States increased annualized lease payments by $0.4 million; and

  v.
  net changes in foreign currency exchange rates increased annualized lease payments by $2.9 million. The strengthening of the U.S. dollar against the Cdn. dollar increased annualized lease

10    Granite REIT      2015

    payments by $3.7 million while the weakening of the euro against the Cdn. dollar decreased annualized lease payments by $0.9 million.

The annualized lease payments by currency at June 30, 2015 and December 31, 2014 were as follows:

	June 30, 2015		December 31, 2014
Euro	$95.5	44%	$96.6	45%
Cdn. dollar	65.0	30	65.6	31
U.S. dollar	53.9	25	49.5	23
Other	0.9	1	0.8	1

	$215.3	100%	$212.5	100%

Leasing Activity

2015 Lease Expiries

As at December 31, 2014, Granite had 11 leases with a total area of 1.5 million square feet that had expiry dates in 2015. The following table details the status of these leases as at August 12, 2015:

	Number of leases	Square Footage	ALP
		(in thousands)	(in millions)
Renewed leases	5	545	$3.5
Leases with short termination notices	2	312	1.1
Negotiations in-progress	3	549	2.3
Disposition of property	1	58	—

	11	1,464	$6.9

Other New Leases and Extensions

Leasing activity during the period ended August 12, 2015 also included the following:

  i.
  a lease expiry on a property leased to a non-Magna tenant in the United States was extended to January 2028. The lease expiry for this 0.2 million square foot property was previously November 2022;

  ii.
  a lease expiry on a 0.3 million square foot property in Austria, which is leased to Magna, was extended from February 2016 to February 2021;

  iii.
  a five year lease was executed for available space at a property in the United States that had been vacant since 2014; and

  iv.
  a lease expiry on a 0.3 million square foot property leased to a non-Magna tenant in Germany was extended by one year to June 2017.

Granite REIT      2015    11

Lease Expiration

As at June 30, 2015, Granite's portfolio had a weighted average lease term by square footage of 4.8 years, compared to 5.3 years as at December 31, 2014, with lease expiries by area (in thousands of square feet) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2015		2016		2017		2018		2019		2020		2021 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,775	94	99	0.4	369	3.6	3,581	38.2	1,872	10.7	435	2.5	1,033	6.7	292	2.9
U.S.	9,189	1,489	505	1.7	364	1.4	765	9.2	1,016	5.4	1,389	12.7	120	0.8	3,541	22.7
Austria	8,094	88	—	—	381	2.6	—	—	1,504	11.0	380	3.3	—	—	5,741	44.2
Germany	3,898	—	300	1.6	965	3.9	—	—	791	4.8	303	1.6	—	—	1,539	10.5
Netherlands	1,441	—	—	—	—	—	314	2.0	—	—	500	2.9	627	4.2	—	—
Other	434	—	—	—	—	—	—	—	90	0.9	90	0.4	—	—	254	2.5

Total	30,831	1,671	904	3.7	2,079	11.5	4,660	49.4	5,273	32.8	3,097	23.4	1,780	11.7	11,367	82.8

% of portfolio	100%	5%	3%		7%		15%		17%		10%		6%		37%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three and six month periods ended June 30, 2015, the Trust incurred leasing costs and lease incentives of $0.5 million and $1.0 million respectively.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2015

Highlights

	Three months ended June 30,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$53.5	$52.2	2%
Net income from continuing operations attributable to stapled unitholders	46.1	26.3	75%
Net income attributable to stapled unitholders	46.1	30.7	50%
Funds from Operations(1)	40.3	39.9	1%
Diluted FFO per stapled unit(1)	$0.86	$0.85	1%
FFO payout ratio	67%	65%	2%

(1)
See "Results of Operations for the Three Months Ended June 30, 2015 — Funds from Operations"

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended June 30, 2015 increased $1.3 million to $53.5 million from $52.2 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended June 30, 2014	$52.2
Acquisitions	1.3
Contractual rent adjustments	0.5
Completed projects on-stream	0.2
Renewals and re-leasing of income-producing properties	(0.2)
Vacancies and disposals of income-producing properties	(0.5)
Effect of changes in foreign currency exchange rates	(0.9)
Other, including straight-line adjustments to rental revenue	0.9

Rental revenue, three months ended June 30, 2015	$53.5

12    Granite REIT      2015

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014, representing 1.0 million square feet of leaseable area, contributed an additional $1.3 million to rental revenue;

  ii.
  the $0.5 million increase in revenue from contractual rent adjustments included $0.4 million from CPI based increases and $0.1 million from fixed contract adjustments;

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.2 million to rental revenue;

  iv.
  the renewal of two leases in Canada at rental rates which were lower than the expiring lease rates decreased revenue by $0.3 million while the re-leasing of a previously vacant property in Canada increased revenue by $0.1 million;

  v.
  rental revenue was negatively impacted by $0.5 million primarily due to the sale of three income-producing properties in Canada and Germany;

  vi.
  foreign exchange had a net $0.9 million negative impact on reported rental revenues as the strengthening of the Cdn. dollar against the euro negatively impacted reported rental revenue by $2.3 million while the weakening of the Cdn. dollar against the U.S. dollar resulted in an increase in rental revenue of $1.4 million; and

  vii.
  other items of $0.9 million primarily related to close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.6 million for the three month period ended June 30, 2015 in comparison to $2.1 million in the prior year period. The $0.5 million decrease was primarily comprised of a $0.6 million decrease in property taxes from rebates associated with our vacant properties and lower advisory costs related to property administration matters, including the settlement of a municipal land matter for three income-producing properties, in the prior year period. These decreases were partially offset by $0.3 million of property related advisory costs associated with the Trust's review of its strategic alternatives.

General and Administrative Expenses

General and administrative expenses for the three month periods ended June 30, 2015 and 2014 were $7.2 million and $6.4 million, respectively. The $0.8 million increase was primarily due to a $0.7 million increase in compensation costs mainly associated with the increased valuation of the units outstanding under Granite's unit-based compensation plans due to the appreciation of the market price of the stapled units and $0.2 million of advisory costs incurred with respect to the review of strategic alternatives.

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.5 million in the three month period ended June 30, 2015 compared to $6.9 million in the prior year period. Granite's debt profile changed significantly during 2013 and 2014 due to acquisition activities and refinancing initiatives. In July 2014, Granite issued at par $250.0 million of 3.788% Series 2 senior debentures due on July 5, 2021 (the "2021 Debentures") and entered into a related cross currency interest rate swap that reduced the effective interest rate to 2.68%. In August 2014, Granite redeemed all of the outstanding 6.05% unsecured debentures which were due on December 22, 2016 (the "2016 Debentures").

Granite REIT      2015    13

The net interest expense and other financing costs for the three month periods ended June 30, 2015 and 2014 comprised the following:

	Three months ended June 30,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$1.8	$2.0	$(0.2)
2021 Debentures, issued July 2014(1)	1.6	—	1.6
2016 Debentures, redeemed August 2014	—	4.1	(4.1)

	3.4	6.1	(2.7)
Mortgages and construction loans	0.5	0.3	0.2
Other financing costs, net	0.6	0.5	0.1

	$4.5	$6.9	$(2.4)

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $0.1 million in the three month period ended June 30, 2015 compared to net foreign exchange losses of $0.3 million in the prior year period. Net foreign exchange gains for the three month period ended June 30, 2015 included $0.3 million of realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts, partially offset by $0.2 million of net foreign exchange losses arising from the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros. The net foreign exchange losses of $0.3 million in the three month period ended June 30, 2014 included $0.6 million of net foreign exchange losses due to the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros, partially offset by $0.3 million of realized foreign exchange gains on foreign exchange contracts.

Fair value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $21.5 million in the three month period ended June 30, 2015 compared to $5.6 million of net fair value losses in the prior year period. In the three month period ended June 30, 2015, the net fair value gains of $21.5 million were attributable to a compression in discount and terminal capitalization rates for certain properties across Granite's portfolio, in particular the two properties recently developed in the United States, partially offset by the negative impact of certain leases in Canada and the United States that are closer to expiry and the re-leasing assumptions are expected to be on less favourable terms than the current leases in place. The net fair value losses in the three month period ended June 30, 2014 of $5.6 million were attributable to changes in leasing assumptions in Canada primarily related to decreases in market rents, partially offset by a compression in discount and terminal capitalization rates in the United States as well as changes in leasing assumptions in the United States related primarily to market rent increases.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $0.9 million in the three month period ended June 30, 2015 compared to net fair value gains of $0.4 million in the prior year period. The net fair value losses in the three month period ended June 30, 2015 were primarily attributable to fair value changes related to foreign exchange contracts outstanding at the end of the period. The net fair value gains for the three month period ended June 30, 2014 were comprised of $0.6 million of fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.2 million of fair value losses related to interest rate caps associated with the mortgages payable (see note 12 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2015).

14    Granite REIT      2015

Loss on Sale of Investment Properties

In July 2015, Granite sold an income-producing property located in Germany for gross proceeds of approximately $3.5 million. The loss on sale of investment properties in the three month period ended June 30, 2015 was primarily comprised of costs associated with the sale of this property.

Income Tax Expense (Recovery)

Income tax expense for the three months ended June 30, 2015 was $12.4 million. Included in the quarter's income tax expense was a current income tax recovery of $0.3 million comprised of:

  i.
  $1.0 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $0.3 million expense in unrecognized tax benefits; and

  iii.
  $1.6 million recovery related primarily to the settlement of an income tax audit.

Also included in the quarter's income tax expense was a deferred tax expense of $12.7 million that related primarily to the net fair value gains in respect of investment properties in foreign jurisdictions, other timing differences associated with certain foreign operations and to a lesser extent withholding taxes.

The Trust's effective tax rate was 20.5% in the second quarter of 2015, compared to 14.9% in the second quarter of 2014 as a result of fair value gains recorded in foreign operations combined with fair value losses recorded in entities that do not record deferred taxes.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the three month period ended June 30, 2015, net income from continuing operations was $48.2 million compared to $26.4 million in the prior year period. The $21.8 million net increase was primarily due to a $27.1 million increase in net fair value gains on investment properties and a $2.4 million decrease in net interest expense, partially offset by a $7.2 million increase in deferred income tax expense.

Net Income from Discontinued Operations

In June 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the revenue and expenses associated with the Mexican portfolio as discontinued operations in the condensed combined financial statements. The Trust's results of operations for the three month period ended June 30, 2015 were not impacted by discontinued operations as the disposition of the portfolio of Mexican properties was completed on June 26, 2014. In the second quarter of 2014, Granite incurred a loss on disposal of $5.0 million which included a $4.6 million closing adjustment and $0.4 million in associated selling costs. As a result of the disposition of the Mexican operation, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in accumulated other comprehensive income, were reclassified to net income. Net income

Granite REIT      2015    15

from discontinued operations and the related net gain on sale for the second quarter of 2014 comprised the following:

Three Months Ended June 30, 2014
Rental revenue	$3.4

Income before income taxes(1)	3.3
Income tax expense	(0.5)

Income from discontinued operations before gain on sale of disposed properties	2.8
Loss on sale of investment properties	(5.0)
Reclassification of cumulative foreign currency translation amounts related to foreign operations disposed of in the period	5.7
Income tax recovery	0.9

Net gain on sale of disposed properties	1.6

Net income from discontinued operations	$4.4

(1)
Income before income taxes included $3.4 million of rental revenue, net of $0.1 million of operating costs.

Net Income

Net income was $48.2 million in the three month period ended June 30, 2015 in comparison to $30.8 million in the prior year period. The increase of $17.4 million was due to a $21.8 million increase in net income from continuing operations for the reasons previously noted, partially offset by a $4.4 million decrease in net income from discontinued operations.

Funds From Operations

	Three Months Ended June 30,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$46,097	$30,668
Add (deduct):
Fair value losses (gains) on investment properties, net	(21,511)	5,570
Fair value losses (gains) on financial instruments	851	(377)
Loss on sale of investment properties	48	—
Deferred income taxes	12,710	5,541
Non-controlling interests relating to the above	2,109	34
FFO adjustments related to discontinued operations	—	(1,566)

FFO	$40,304	$39,870	1%

Basic and diluted FFO per stapled unit	$0.86	$0.85	1%

Basic number of stapled units outstanding	47,017	47,014

Diluted number of stapled units outstanding	47,087	47,070

FFO for the second quarter of 2015 was $40.3 million compared to FFO for the second quarter of 2014 of $39.9 million, which comprised $37.1 million from continuing operations and $2.8 million from discontinued operations. The $0.4 million increase in FFO was primarily due to:

  i.
  the $1.3 million increase in rental revenue;

  ii.
  a $0.5 million decrease in property operating costs;

  iii.
  a $0.4 million increase in foreign exchange gains; and

16    Granite REIT      2015

  iv.
  the $2.4 million decrease in interest expense.

  These increases were partially offset by:

  i.
  a $0.8 million increase in general and administrative expenses;

  ii.
  a $0.6 million reduction in current income tax recovery; and

  iii.
  a $2.8 million decrease in FFO from discontinued operations.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2015

Highlights

	Six Months Ended June 30,
(in millions, except per unit information)	2015	2014	Change
Rental revenue and tenant recoveries	$106.5	$105.1	1%
Net income from continuing operations attributable to stapled unitholders	100.5	38.4	162%
Net income attributable to stapled unitholders	100.5	45.1	123%
Funds from Operations(1)	79.1	78.9	—%
Diluted FFO per stapled unit(1)	$1.68	$1.68	—%
FFO payout ratio	68%	65%	3%

(1)
See "Results of Operations for the Six Months Ended June 30, 2015 — Funds from Operations"

(in millions, except number of properties)	June 30, 2015	December 31, 2014	Change
Number of income-producing properties	102	103	(1)%
Leaseable area (sq. ft.)	30.8	30.2	2%
Annualized lease payments	$215.3	$212.5	1%
Investment properties, fair value	$2,408.5	$2,310.4	4%

Rental Revenue and Tenant Recoveries

Rental revenue for the six month period ended June 30, 2015 increased $1.4 million to $106.5 million from $105.1 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, six months ended June 30, 2014	$105.1
Acquisitions	2.6
Contractual rent adjustments	0.9
Completed projects on-stream	0.3
Renewals and re-leasing of income-producing properties	(0.2)
Vacancies and disposals of income-producing properties	(1.1)
Effect of changes in foreign currency exchange rates	(1.4)
Other, including straight-line adjustments to rental revenue	0.3

Rental revenue, six months ended June 30, 2015	$106.5

Additional details pertaining to the changes in rental revenue are as follows:

  i.
  the acquisition of two income-producing properties in December 2014 contributed $2.6 million to rental revenue;

  ii.
  a $0.9 million increase in revenue from contractual rent adjustments included $0.7 million from CPI based increases and $0.2 million from fixed contract adjustments;

  iii.
  the completion of improvement and expansion projects in Canada and Austria contributed an incremental $0.3 million to rental revenue;

Granite REIT      2015    17

  iv.
  the renewal of two leases in Canada at rental rates which were lower than the expiring lease rates decreased revenue by $0.3 million while the leasing of a previously vacant property in Canada increased revenue by $0.1 million;

  v.
  rental revenue for the six month period ended June 30, 2015 was negatively impacted by $0.8 million due to the sale of three income-producing properties in Canada and Germany and by $0.3 million due to the vacancy at an income-producing property in the United States, which was re-leased in June 2015;

  vi.
  foreign exchange had a net $1.4 million negative impact on reported rental revenues as the strengthening of the Cdn. dollar against euro denominated rents decreased rental revenue by $4.2 million which was partially offset by a $2.8 million increase in rental revenue due to the impact of the weakening of the Cdn. dollar against U.S. dollar denominated rents; and

  vii.
  other items, which had a net positive impact of $0.3 million on revenue, included close-out fees received in 2015 with respect to expired leases for properties in the United States and Austria, partially offset by increased amortization of lease incentives in respect of the lease extensions exercised during the early part of 2014 at the Thondorf and Eurostar properties in Graz, Austria.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $3.3 million and $3.9 million for the six month periods ended June 30, 2015 and 2014, respectively. The $0.6 million decrease in property costs was primarily related to a $0.9 million decrease in property taxes from rebates associated with our vacant properties and lower advisory costs related to property administration matters, including the settlement of a municipal land matter for three income-producing properties in the prior year period, partially offset by $0.4 million of property related advisory costs associated with the Trust's review of strategic alternatives.

General and Administrative Expenses

General and administrative expenses were $13.7 million for both the six month periods ended June 30, 2015 and 2014. General and administrative expenses for the six month period ended June 30, 2015 included an increase of $0.5 million in compensation costs primarily attributable to the increased valuation of the units outstanding under Granite's unit-based compensation plans due to the appreciation of the market price of the stapled units and $0.3 million of advisory costs incurred with respect to the Trust's review of strategic alternatives. General and administrative expenses for the six month period ended June 30, 2014 included $0.8 million in advisory fees which were primarily associated with additional costs incurred in the first quarter of 2014 with respect to establishing incremental procedures associated with the nature of Granite's stapled unit REIT structure.

Depreciation and Amortization

Depreciation and amortization expense is the amortization of fixed assets related to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $9.0 million in the six month period ended June 30, 2015 compared to $13.8 million in the prior year period. As previously discussed, Granite's debt profile changed significantly in 2013 from acquisition activities, and in 2014 from refinancing initiatives which also resulted in

18    Granite REIT      2015

the significant reduction in net interest expense. Net interest expense and other financing costs for the six month periods ended June 30, 2015 and 2014 comprised the following:

	Six Months Ended June 30,
	2015	2014	Change
2018 Debentures, issued October 2013(1)	$3.7	$4.0	$(0.3)
2021 Debentures, issued July 2014(1)	3.3	—	3.3
2016 Debentures, redeemed August 2014	—	8.2	(8.2)

	7.0	12.2	(5.2)
Mortgages and construction loans	1.0	0.7	0.3
Other financing costs, net	1.0	0.9	0.1

	$9.0	$13.8	$(4.8)

(1)
See "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange losses of $0.2 million and $0.1 million in the six month periods ended June 30, 2015 and 2014, respectively, and were primarily related to the re-measurement of certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros.

Fair Value Losses (Gains) on Investment Properties, Net

Net fair value gains on investment properties were $46.8 million in the six months ended June 30, 2015 compared to net fair value losses on investment properties of $29.1 million in the prior year period. In the six month period ended June 30, 2015, the net fair value gains of $46.8 million were attributable to i) a compression in discount and terminal capitalization rates for certain properties in Granite's portfolio, in particular properties acquired in Europe in 2013 and the two properties recently developed in the United States, together with favourable changes to cash flow assumptions and ii) positive changes in leasing assumptions for certain properties in the United States, Austria and the Netherlands following recent renewal activity, partially offset by iii) the negative impact of certain leases in Canada and the United States that are closer to expiry and the re-leasing assumptions are expected to be on less favourable terms than the current leases in place. In the six month period ended June 30, 2014, the net fair value losses of $29.1 million were attributable to changes in leasing assumptions in Canada and Austria and an increase in discount and terminal capitalization rates of certain properties in Austria and Germany, partially offset by a compression in discount and terminal capitalization rates and changes in leasing assumptions in the United States.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of $0.2 million and net fair value gains of $0.3 million in the six month periods ended June 30, 2015 and 2014, respectively. Net fair value losses on financial instruments for the six month period ended June 30, 2015 were primarily attributed to fair value losses related to the interest rate caps associated with the mortgages payable. Net fair value gains on financial instruments for the six months ended June 30, 2014 included $0.6 million of fair value gains related to foreign exchange contracts outstanding at the end of the period, partially offset by $0.3 million of fair value losses related to interest rate caps associated with the mortgages payable (see note 12 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2015).

Loss on Sale of Investment Properties

The loss on sale of investment properties of $0.2 million for the six month period ended June 30, 2015 was primarily related to the costs associated with the sale of two income-producing properties in North America for aggregate gross proceeds of $4.8 million.

Granite REIT      2015    19

In the six months ended June 30, 2014, the Trust disposed of two income-producing properties, one located in Germany and the other in the United States, for aggregate gross proceeds of $21.0 million and incurred a $0.2 million loss on disposal due to the associated selling costs.

Income Tax Expense

Income tax expense for the six months ended June 30, 2015 was $23.2 million. Included in the tax expense for the period was a current income tax expense of $1.1 million comprised of:

  i.
  $1.9 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $0.3 million expense related to the disposition of a property in the United States;

  iii.
  $0.5 million expense related to unrecognized tax benefits; and

  iv.
  $1.6 million recovery related primarily to the settlement of an income tax audit.

Income tax expense for the six month period ended June 30, 2015 also included a deferred tax expense of $22.1 million that related primarily to the net fair value gains in respect of investment properties in foreign jurisdictions, other timing differences associated with certain foreign operations and to a lesser extent withholding taxes.

The Trust's effective tax rate of 18.4% in the six month period ended June 30, 2015, compared to 13.1% in the six month period ended June 30, 2014 was the result of fair value gains recorded in foreign operations combined with fair value losses recorded in entities that do not record deferred taxes.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the six month period ended June 30, 2015, net income from continuing operations was $103.1 million compared to $38.6 million in the prior year period. The increase of $64.5 million was primarily due to net fair value gains on investment properties of $46.8 million compared to net fair value losses of $29.1 million in the prior year period and lower interest expense of $4.8 million due to the previously noted changes in Granite's debt profile, partially offset by a $17.6 million increase in deferred income tax expense.

Net Income from Discontinued Operations

As previously noted, Granite disposed of its Mexican property portfolio in June 2014. Therefore, the Trust's operations for the six month period ended June 30, 2015 were not impacted by discontinued operations. In the six month period ended June 30, 2014, Granite incurred a loss on disposal of $5.1 million which included a $4.6 million closing adjustment and $0.5 million in associated selling costs. As a result of the disposition of the Mexican operations, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in accumulated other comprehensive income, were reclassified to net income. Net income from

20    Granite REIT      2015

discontinued operations and the related gain on sale for the six month period ended June 30, 2014 comprised of the following:

Six Months Ended June 30, 2014
Rental revenue	$7.1

Income before income taxes(1)	7.0
Income tax expense	(1.7)

Income from discontinued operations before gain on sale of disposed properties	5.3
Loss on sale of investment properties	(5.1)
Reclassification of cumulative foreign currency translation amounts related to foreign operation disposed of in the period	5.7
Income tax recovery	0.9

Net gain on sale of disposed properties	1.5

Net income from discontinued operations	$6.8

(1)
Income before income taxes included $7.1 million of rental revenue, net of $0.1 million of operating costs and nominal net fair value losses on investment properties.

Net Income

Net income was $103.1 million in the six month period ended June 30, 2015 in comparison to $45.3 million in the prior year period. The increase of $57.8 million was due to a $64.5 million increase in net income from continuing operations for the reasons previously noted, partially offset by a $6.8 million decrease in net income from discontinued operations.

Funds From Operations

	Six Months Ended June 30,
(in thousands, except per unit information)	2015	2014	Change
Net income attributable to stapled unitholders	$100,459	$45,123
Add (deduct):
Fair value losses (gains) on investment properties, net	(46,754)	29,123
Fair value losses (gains) on financial instruments	240	(339)
Loss on sale of investment properties	233	182
Current income tax expense associated with the sale of investment properties	350	1,099
Deferred income taxes	22,063	4,490
Non-controlling interests relating to the above	2,508	44
FFO adjustments related to discontinued operations	—	(848)

FFO	$79,099	$78,874	—%

Basic and diluted FFO per stapled unit	$1.68	$1.68	—%

Basic number of stapled units outstanding	47,017	46,988

Diluted number of stapled units outstanding	47,105	47,029

FFO for the six month period ended June 30, 2015 was $79.1 million compared to FFO for the six months ended June 30, 2014 of $78.9 million, which comprised $73.0 million from continuing operations and $5.9 million from discontinued operations. The $0.2 million increase in FFO was primarily due to:

  i.
  the $1.4 million increase in rental revenue;

  ii.
  a $0.6 million decrease in property operating costs; and

  iii.
  the $4.8 million decrease in interest expense.

  These increases were partially offset by:

  i.
  a $0.5 million increase in current income tax expense; and

  ii.
  a $5.9 million decrease in FFO from discontinued operations.

Granite REIT      2015    21

LIQUIDITY AND CAPITAL RESOURCES

Operating activities generated cash of $38.6 million and $79.7 million in the three and six month periods ended June 30, 2015. At June 30, 2015, the Trust had cash and cash equivalents of $112.7 million and unitholders' equity of $1.7 billion.

Cash Flows

Three Months Ended June 30, 2015

Operating Activities

Components of the Trust's cash flows for the three month periods ended June 30, 2015 and 2014 were as follows:

	Three Months Ended June 30,
	2015	2014
Net income from continuing operations	$48.2	$26.4
Items not involving current cash flows	(6.2)	13.0
Current income tax recovery	(0.3)	(0.9)
Income taxes paid	(1.2)	(2.0)
Interest expense	4.2	6.4
Interest paid	(4.2)	(13.1)
Changes in working capital balances from continuing operations	(1.9)	7.7

Cash provided by operating activities from continuing operations	38.6	37.5
Cash provided by operating activities from discontinued operations	—	17.1

Cash provided by operating activities	$38.6	$54.6

In the three month period ended June 30, 2015, operating activities from continuing operations generated cash of $38.6 million compared to $37.5 million in the prior year period. The increase of $1.1 million was primarily due to a $8.9 million decrease in interest paid, a $1.3 million increase in rental revenue and a $0.8 million decrease in income taxes paid, partially offset by a $9.6 million increase in cash used by changes in working capital balances.

In the three month period ended June 30, 2015, changes in working capital balances used cash of $1.9 million. The components comprised an increase of $1.1 million in accounts receivable, primarily due to value-added tax receivable related to the acquisition of development land in Poland and expansion projects in Europe and a decrease of $2.0 million in deferred revenue, due to the timing of rental receipts, partially offset by a decrease of $0.4 million in prepaid expenses and an increase of $0.9 million in accounts payable and other accrued liabilities primarily related to the accrual of incentive compensation pay.

For the three month period ended June 30, 2014, the change in working capital balances generated cash of $7.7 million which comprised a decrease of $6.9 million in accounts receivable, primarily due to the receipt of value-added tax related to a lease incentive in respect of the lease extension at Granite's largest facility in Thondorf, Austria and a $1.9 million increase in accounts payable and other accrued liabilities primarily due to an increase in property related accruals and professional fees, partially offset by a $1.2 million decrease in deferred revenue due to the timing of rental receipts.

Cash provided by operating activities from discontinued operations for the three month period ended June 30, 2014 of $17.1 million primarily consisted of $14.4 million of value-added tax payable related to the disposition of the Mexican properties and $3.4 million of operating income.

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Investing Activities

Investing activities for the second quarter of 2015 used net cash of $10.2 million, which primarily consisted of cash payments of $6.0 million related to the acquisition of development land in Poland (see "INVESTMENT PROPERTIES — Land Held for Development") and investment property capital expenditures of $4.1 million primarily related to the recently completed development property in the United States.

Investing activities for the second quarter of 2014 generated cash of $101.9 million, which was primarily a result of net proceeds before income taxes of $108.6 million received on the disposal of the Mexico portfolio, partially offset by investment property additions of $7.6 million across several properties.

Financing Activities

Cash used in financing activities for the three month period ended June 30, 2015 of $30.7 million was primarily related to distributions paid of $27.1 million, $7.4 million of repayments of U.S. dollar denominated bank indebtedness and $0.3 million of repayments of U.S. dollar secured long-term debt, partially offset by $4.1 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans").

Cash used in financing activities for the three month period ended June 30, 2014 of $22.1 million was primarily related to distributions paid of $25.8 million and payments of $0.2 million for financing costs related to the 2017 Construction Loan, partially offset by U.S. dollar secured long-term debt borrowings of $4.0 million.

Six Months Ended June 30, 2015

Operating Activities

Components of the Trust's cash flows for the six month periods ended June 30, 2015 and 2014 were as follows:

	Six Months Ended June 30,
	2015	2014
Net income from continuing operations	$103.1	$38.6
Items not involving current cash flows	(20.9)	37.1
Tenant allowance	—	(37.8)
Current income tax expense	1.1	1.4
Income taxes paid	(1.9)	(3.6)
Interest expense	8.3	13.1
Interest paid	(8.1)	(13.6)
Changes in working capital balances from continuing operations	(1.9)	(6.5)

Cash provided by operating activities from continuing operations	79.7	28.7
Cash provided by operating activities from discontinued operations	—	20.0

Cash provided by operating activities	$79.7	$48.7

For the six month period ended June 30, 2015, cash provided by operating activities from continuing operations generated cash of $79.7 million compared to $28.7 million in the prior year period. Excluding the $37.8 million tenant allowance payment made in the first quarter of 2014, which was related to the lease incentive in respect of the Thondorf lease extension, cash provided by operating activities from continuing operations increased by $13.2 million over the prior year period. This increase was primarily related to a $5.5 million decrease in interest paid, a $4.6 million decrease in cash used by changes in working capital balances, a $1.7 million decrease in income taxes paid and a $1.4 million increase in rental revenue.

The change in working capital balances for the six months ended June 30, 2015 used cash of $1.9 million, which consisted of an increase of $1.3 million in accounts receivable primarily related to value-added tax

Granite REIT      2015    23

receivable associated with the development land acquisition in Poland and expansion projects in Europe and a decrease of $2.1 million in accounts payable and other accrued liabilities mainly related to the payment of incentive compensation pay partially offset by a decrease of $0.4 million in prepaid expenses and a $1.2 million increase in deferred revenue due to the timing of rental receipts.

For the six month period ended June 30, 2014, the change in working capital balances used cash of $6.5 million primarily due to a $4.4 million decrease in accounts payable and other accrued liabilities which included payments of acquisition expenses and incentive compensation pay and a $1.8 million decrease in deferred revenue due to the timing of rental receipts.

Cash provided by operating activities from discontinued operations for the six month period ended June 30, 2014 of $20.0 million primarily consisted of $14.4 million of value-added tax payable related to the disposition of the Mexican properties and $7.0 million of operating income.

Investing Activities

Investing activities for the six month period ended June 30, 2015 used cash of $24.0 million. The major components included $14.9 million of investment property capital expenditures primarily for projects in the United States and Austria, $6.0 million paid with respect to the acquisition of development land in Poland and $7.7 million of income tax payments related to discontinued operations, partially offset by $4.7 million of net proceeds received on the disposal of two income-producing properties.

For the six months ended June 30, 2014, investing activities provided cash of $114.9 million which, in addition to the net proceeds from the disposition of the Mexican properties, included net proceeds of $20.8 million received on the disposal of two income-producing properties, partially offset by investment property capital expenditures of $14.9 million and $0.3 million of fixed asset additions.

Financing Activities

For the six month period ended June 30, 2015, financing activities used cash of $60.1 million which largely comprised distribution payments of $54.2 million and $18.7 million of repayments of U.S. dollar denominated bank indebtedness, partially offset by $13.3 million of U.S. dollar secured long-term debt borrowings for the development of a property in the United States.

Cash used in financing activities for the six month period ended June 30, 2014 of $52.5 million was primarily related to distribution payments of $51.6 million and the repayment of U.S. dollar denominated bank indebtedness of $11.3 million, partially offset by U.S. dollar secured long-term debt borrowings of $8.9 million and $1.8 million received upon the exercise of unit options.

24    Granite REIT      2015

Bank and Debenture Financing

Granite's debt consisted of the following:

	June 30, 2015		December 31, 2014
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.4	79%	$447.0	77%
Cross currency interest rate swaps, net liability (asset)	(10.7)	(2)	3.4	1
Mortgages, net	44.6	8	41.9	7
Construction loans, net	39.5	7	24.2	4
Bank indebtedness	48.6	8	62.6	11

	$569.4	100%	$579.1	100%

Fair value of investment properties	$2,408.5		$2,310.4

Leverage ratio(1)	24%		25%

(1)
Defined as total debt divided by the total fair value of investment properties

Unsecured Debentures and Cross Currency Interest Rate Swaps

In July 2014, the Trust issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At June 30, 2015, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.6 million.

Also in July 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at June 30, 2015, the fair value of the cross currency interest rate swap was a net financial asset of $9.4 million.

In October 2013, the Trust issued $200.0 million of Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). Interest on the 2018 Debentures is payable semi-annually in arrears on April 2 and October 2 of each year. The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At June 30, 2015, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.7 million.

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at June 30, 2015, the fair value of the cross currency interest rate swap was a net financial asset of $1.3 million.

Mortgages

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totalling $44.6 million (U.S. $35.8 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Granite REIT      2015    25

Construction Loans

In June 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to the construction of a 0.75 million square foot industrial facility in the United States (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At June 30, 2015, the amount outstanding net of issuance costs was $22.4 million (U.S. $18.0 million).

In July 2013, the Trust entered into a secured loan for U.S. $17.0 million (the "2016 Construction Loan") relating to the construction of a multipurpose facility in the United States. The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs, and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At June 30, 2015, the amount outstanding net of issuance costs was $17.1 million (U.S. $13.7 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At June 30, 2015, the Trust had $48.6 million (U.S. $39.0 million) drawn under the Granite Credit Facility and $0.7 million in letters of credit issued against the Granite Credit Facility.

The Granite Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and would have matured on February 1, 2015.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At June 30, 2015, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On June 12, 2015, Moody's Investors Service, Inc. confirmed its credit rating of the Trust of Baa2 with a stable outlook. On March 20, 2015, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

26    Granite REIT      2015

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income and cash distributions, in accordance with the guidelines.

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands)	2015	2014	2015	2014
Net income	$48,241	$30,785	$103,056	$45,348

Cash provided by operating activities	38,561	54,637	79,681	48,705
Distributions paid and payable	(27,081)	(25,811)	(54,163)	(51,596)

Cash flows from operating activities over (under) distributions paid and payable	$11,480	$28,826	$25,518	$(2,891)

Distributions declared to stapled unitholders in the three month periods ended June 30, 2015 and 2014 were $27.1 million or 57.6 cents per stapled unit and $25.8 million or 54.9 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the six months ended June 30, 2015 and 2014 were $54.2 million or $1.15 per stapled unit and $51.6 million or $1.10 per stapled unit, respectively. Distributions for the three and six month periods ended June 30, 2015 and 2014 were funded from cash flows from operations. Cash provided by operating activities for the six month period ended June 30, 2014 included a $37.8 million lease incentive related to the Thondorf lease extension that was funded with cash on hand.

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

CONTROLS AND PROCEDURES

During the second quarter of 2015, there were no changes in the internal controls over financial reporting that have been materially affected or are reasonably likely to materially affect our internal control over financial reporting.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

Off-balance sheet arrangements consist of letters of credit, construction and development project commitments and certain operating agreements. At June 30, 2015, the Trust had contractual commitments

Granite REIT      2015    27

related to construction and development projects amounting to approximately $0.2 million and commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$0.4
Later than 1 year and not later than 5 years	0.7
Later than 5 years	0.2

$1.3

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively, and to making future payments of interest and principal on long-term debt.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 5, 6, 8, 16 and 18 to the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2015.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,016,911 stapled units issued and outstanding.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the three and six months ended June 30, 2015 were $27.1 million and $54.2 million, respectively. On July 17, 2015, distributions of $9.0 million or 19.2 cents per stapled unit were declared and will be paid on August 14, 2015.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2014. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2014. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under

28    Granite REIT      2015

development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 3 of the unaudited condensed combined financial statements for the three and six month periods ended June 30, 2015 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2014.

Granite REIT      2015    29

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the three and six month periods ended June 30, 2015, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from contracts with customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers, which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2014, and remain substantially unchanged in respect of the three and six month periods ended June 30, 2015.

30    Granite REIT      2015

SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2014 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit information)	Q2'15	Q1'15	Q4'14	Q3'14	Q2'14	Q1'14	Q4'13	Q3'13
Rental revenue and tenant recoveries	$53,470	$53,036	$51,016	$51,301	$52,160	$52,933	$51,238	$47,565

Net income (loss) attributable to stapled unitholders from:(1),(2)
Continuing operations	$46,097	$54,362	$21,454	$3,636	$26,299	$12,067	$(4,065)	$19,246
Discontinued operations	—	—	—	—	4,369	2,388	1,466	(9,455)

Net income (loss) attributable to stapled unitholders	$46,097	$54,362	$21,454	$3,636	$30,668	$14,455	$(2,599)	$9,791
Add (deduct):
Fair value losses (gains) on investment properties	(21,511)	(25,243)	17,793	4,704	5,570	23,553	29,898	9,436
Fair value losses (gains) on financial instruments	851	(611)	38	124	(377)	38	(216)	(4)
Acquisition transaction costs	—	—	189	—	—	—	7,751	5,702
Loss (gain) on sale of investment properties	48	185	(1,678)	80	—	182	450	—
Current income tax expense associated with the sale of investment properties	—	350	439	—	—	1,099	—	—
Deferred income taxes	12,710	9,353	(1,832)	1,580	5,541	(1,051)	(341)	(569)
Non-controlling interests relating to the above	2,109	399	(157)	9	34	10	107	(6)
FFO adjustments related to discontinued operations	—	—	—	—	(1,566)	718	1,420	12,201

FFO	$40,304	$38,795	$36,246	$10,133	$39,870	$39,004	$36,470	$36,551
Adjustments to calculate comparable FFO(3)	—	—	—	28,580	—	—	—	—

Comparable FFO(3)	$40,304	$38,795	$36,246	$38,713	$39,870	$39,004	$36,470	$36,551

Diluted FFO per stapled unit	$0.86	$0.82	$0.77	$0.22	$0.85	$0.83	$0.78	$0.78

Diluted comparable FFO per stapled unit(3)	$0.86	$0.82	$0.77	$0.82	$0.85	$0.83	$0.78	$0.78

Cash distributions declared per stapled unit	$0.58	$0.58	$0.56	$0.55	$0.55	$0.55	$0.53	$0.53

Payout ratio(3)	67%	70%	72%	67%	65%	66%	69%	67%

Basic stapled units outstanding	47,017	47,017	47,014	47,014	47,014	46,962	46,942	46,942

Diluted stapled units outstanding	47,087	47,085	47,091	47,083	47,070	46,973	46,957	46,948

(1)
The results for 2015 include $25.2 million and $21.5 million ($20.8 million and $12.4 million net of income taxes) in the first and second quarters of net fair value gains on investment properties.

(2)
The results for 2014 include $23.6 million, $5.6 million, $4.7 million and $17.8 million ($22.8 million, $5.0 million, $2.9 million and $16.3 million net of income taxes) in the first, second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter relating to the early redemption costs of the 2016 Debentures.

The results for 2013 include (i) $0.3 million and $0.2 million ($0.3 million and $0.1 million net of income taxes) in the third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $5.7 million and $7.8 million ($4.7 million and $5.9 million net of income taxes) in the third and fourth quarters of acquisition transaction costs, and (iii) $25.1 million and $29.9 million ($22.8 million and $25.0 million net of income taxes) of fair value losses in the third and fourth quarters on investment properties.

(3)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption costs of the 2016 Debentures.

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of

Granite REIT      2015    31

capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2014 dated March 4, 2015, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

32    Granite REIT      2015

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
 For the three and six months ended June 30, 2015 and 2014

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

As at	Note	June 30, 2015	December 31, 2014
ASSETS
Non-current assets:
Investment properties	3	$2,408,525	$2,310,378
Deferred tax assets		5,769	7,206
Fixed assets, net		1,464	1,746
Other assets	4	1,653	1,879
Cross currency interest rate swaps	5	10,751	481

		2,428,162	2,321,690
Current assets:
Accounts receivable		3,611	2,247
Income taxes receivable		2,453	921
Prepaid expenses and other		1,578	1,885
Restricted cash		4,755	4,782
Cash and cash equivalents		112,729	116,233

Total assets		$2,553,288	$2,447,758

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	5	$447,353	$447,049
Cross currency interest rate swap	5	—	3,829
Secured long-term debt	6	83,143	65,247
Deferred tax liabilities		179,320	155,708
Other non-current liabilities	7	11,427	10,809

		721,243	682,642
Current liabilities:
Deferred revenue		6,664	5,299
Bank indebtedness	8	48,649	62,645
Current portion of secured long-term debt	6	1,011	832
Accounts payable and accrued liabilities	9	36,714	36,649
Distributions payable		9,027	9,027
Income taxes payable		7,748	14,421

Total liabilities		831,056	811,515

Equity:
Stapled unitholders' equity		1,713,086	1,629,985
Non-controlling interests		9,146	6,258

Total equity		1,722,232	1,636,243

Total liabilities and stapled unitholders' equity		$2,553,288	$2,447,758

Commitments and contingencies (note 18)

See accompanying notes

34    Granite REIT      2015

Condensed Combined Statements of Income
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended June 30,		Six Months Ended June 30,
	Note		2015	2014	2015	2014
Rental revenue and tenant recoveries			$53,470	$52,160	$106,506	$105,093
Property operating costs	12	(a)	1,584	2,146	3,322	3,878
General and administrative expenses	12	(b)	7,239	6,419	13,690	13,685
Depreciation and amortization			180	151	359	272
Interest expense and other financing costs, net	12	(c)	4,483	6,915	8,970	13,784
Foreign exchange losses (gains), net			(68)	309	192	77
Fair value losses (gains) on investment properties, net	3		(21,511)	5,570	(46,754)	29,123
Fair value losses (gains) on financial instruments	12	(d)	851	(377)	240	(339)
Loss on sale of investment properties	3		48	—	233	182

Income before income taxes			60,664	31,027	126,254	44,431
Income tax expense	13		12,423	4,611	23,198	5,840

Net income from continuing operations			48,241	26,416	103,056	38,591
Net income from discontinued operations	14		—	4,369	—	6,757

Net income			$48,241	$30,785	$103,056	$45,348

Net income attributable to:
Stapled unitholders
Continuing operations			$46,097	$26,299	$100,459	$38,366
Discontinued operations			—	4,369	—	6,757

			46,097	30,668	100,459	45,123

Non-controlling interests
Continuing operations			2,144	117	2,597	225
Discontinued operations			—	—	—	—

			2,144	117	2,597	225

			$48,241	$30,785	$103,056	$45,348

See accompanying notes

Granite REIT      2015    35

Condensed Combined Statements of Comprehensive Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended June 30,		Six Months Ended June 30,
	Note		2015	2014	2015	2014
Net income			$48,241	$30,785	$103,056	$45,348
Other comprehensive income (loss):
Foreign currency translation adjustment(1)			13,467	(58,974)	27,797	(132)
Unrealized gains (losses) on cross currency interest rate swaps(1)	5	(b)	(7,502)	7,444	14,095	(801)
Net foreign exchange gain (loss) on net investment hedge, includes income taxes of nil(1)			1,056	1,508	(4,697)	(775)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the period	14		—	(5,722)	—	(5,722)

Total other comprehensive income (loss)			7,021	(55,744)	37,195	(7,430)

Comprehensive income (loss)			$55,262	$(24,959)	$140,251	$37,918

(1) Items that may be reclassified subsequently to net income
Comprehensive income (loss) attributable to:
Stapled unitholders
Continuing operations			$53,163	$(20,049)	$137,263	$36,024
Discontinued operations			—	(4,831)	—	1,666

			53,163	(24,880)	137,263	37,690

Non-controlling interests
Continuing operations			2,099	(79)	2,988	228
Discontinued operations			—	—	—	—

			2,099	(79)	2,988	228

Comprehensive income (loss)			$55,262	$(24,959)	$140,251	$37,918

See accompanying notes

36    Granite REIT      2015

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

	Six Months Ended June 30, 2015
	Number of Units		Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income	Total	Non- controlling interests	Total
Equity at January 1, 2015	47,017		$2,124,202	$61,425	$(642,099)	$86,457	$1,629,985	$6,258	$1,636,243
Net income	—		—	—	100,459	—	100,459	2,597	103,056
Other comprehensive income	—		—	—	—	36,804	36,804	391	37,195
Distributions	—		—	—	(54,163)	—	(54,163)	(100)	(54,263)
Units issued on settlement of deferred stapled units	—	(1)	1	—	—	—	1	—	1

Equity at June 30, 2015	47,017		$2,124,203	$61,425	$(595,803)	$123,261	$1,713,086	$9,146	$1,722,232

(1)
37 stapled units were issued

	Six Months Ended June 30, 2014
	Number of Units	Stapled Units	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total	Non- controlling interests	Total
Equity at January 1, 2014	46,945	$2,121,412	$61,425	$(608,671)	$97,061	$1,671,227	$5,283	$1,676,510
Net income	—	—	—	45,123	—	45,123	225	45,348
Other comprehensive income (loss)	—	—	—	—	(7,433)	(7,433)	3	(7,430)
Distributions	—	—	—	(51,596)	—	(51,596)	(113)	(51,709)
Contributions from non-controlling interests	—	—	—	—	—	—	88	88
Units issued on exercise of stapled unit options	50	1,916	—	—	—	1,916	—	1,916
Units issued on settlement of deferred stapled units	19	739	—	—	—	739	—	739

Equity at June 30, 2014	47,014	$2,124,067	$61,425	$(615,144)	$89,628	$1,659,976	$5,486	$1,665,462

See accompanying notes

Granite REIT      2015    37

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

			Three Months Ended June 30,		Six Months Ended June 30,
	Note		2015	2014	2015	2014
OPERATING ACTIVITIES
Net income from continuing operations			$48,241	$26,416	$103,056	$38,591
Items not involving current cash flows	15	(a)	(6,238)	12,991	(20,934)	37,121
Tenant allowance			—	—	—	(37,769)
Current income tax expense (recovery)	13	(a)	(287)	(930)	1,135	1,350
Income taxes paid			(1,198)	(2,026)	(1,856)	(3,601)
Interest expense			4,150	6,404	8,346	13,114
Interest paid			(4,245)	(13,072)	(8,178)	(13,660)
Changes in working capital balances from continuing operations	15	(b)	(1,862)	7,731	(1,888)	(6,466)

Cash provided by operating activities from continuing operations			38,561	37,514	79,681	28,680
Cash provided by operating activities from discontinued operations			—	17,123	—	20,025

Cash provided by operating activities			38,561	54,637	79,681	48,705

INVESTING ACTIVITIES
Investment properties:
Proceeds on disposal, net	3		—	—	4,668	20,782
Capital expenditures			(4,132)	(7,575)	(14,861)	(14,933)
Acquisition of development land	3		(5,990)	—	(5,990)	—
Fixed asset additions			(45)	(131)	(92)	(317)
Decrease (increase) in other assets			(82)	33	(41)	(51)
Cash provided by (used in) investing activities from discontinued operations	14		—	109,538	(7,725)	109,446

Cash provided by (used in) investing activities			(10,249)	101,865	(24,041)	114,927

FINANCING ACTIVITIES
Distributions paid			(27,081)	(25,811)	(54,163)	(51,583)
Proceeds from secured long-term debt			4,053	3,958	13,267	8,867
Repayment of secured long-term debt			(266)	(55)	(418)	(55)
Repayments of bank indebtedness			(7,368)	—	(18,693)	(11,251)
Financing costs paid			(3)	(231)	(33)	(231)
Contributions from non-controlling interests			—	88	—	88
Distributions to non-controlling interests			(61)	(62)	(100)	(113)
Proceeds from units issued			—	—	—	1,781

Cash used in financing activities			(30,726)	(22,113)	(60,140)	(52,497)

Effect of exchange rate changes on cash and cash equivalents			1,680	(4,300)	996	(907)

Net increase (decrease) in cash and cash equivalents during the period			(734)	130,089	(3,504)	110,228
Cash and cash equivalents, beginning of period			113,463	75,659	116,233	95,520

Cash and cash equivalents, end of period			$112,729	$205,748	$112,729	$205,748

See accompanying notes

38    Granite REIT      2015

Notes to Condensed Combined Financial Statements
(All amounts in Canadian dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at June 30, 2015 and December 31, 2014 and for the three and six month periods ended June 30, 2015 and 2014 are unaudited)

1.     NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. ("Granite Co.") completed its conversion from a corporate structure to a stapled unit real estate investment trust ("REIT") structure. The conversion to a REIT was implemented pursuant to a court approved plan of arrangement (the "Arrangement") under the Business Corporations Act (Quebec). Through a series of steps and reorganizations Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP"), in addition to other entities, were formed. Granite REIT is an unincorporated, open ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 and amended on January 3, 2013. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia).

Under the Arrangement, all of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite REIT and one common share of Granite GP. Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co. The assets, liabilities and operations of the new combined stapled unit structure comprise all the assets, liabilities and operations of Granite Co. The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. The Trust's tenant base currently includes Magna International Inc. and its operating subsidiaries (together "Magna") as its largest tenants, together with tenants from other industries.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on August 12, 2015.

2.     SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Presentation and Statement of Compliance

  The condensed combined financial statements for the three and six month periods ended June 30, 2015 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Trust's annual financial statements as at and for the year ended December 31, 2014.

(b)   Combined Financial Statements and Basis of Consolidation

  As a result of the REIT conversion and the steps and reorganizations described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or

Granite REIT      2015    39

  Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

  All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c)   Accounting Policies

  The accounting policies adopted in the preparation of the condensed combined financial statements are consistent with those followed in the preparation of the Trust's annual combined financial statements for the year ended December 31, 2014.

(d)   Future Accounting Policy Changes

  In July 2014, the IASB issued the final version of IFRS 9 — Financial Instruments ("IFRS 9") which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting — introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

  In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers ("IFRS 15"), which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

3.     INVESTMENT PROPERTIES

As at	June 30, 2015	December 31, 2014
Income-Producing Properties	$2,399,596	$2,275,220
Properties and Land Under Development	—	31,349
Land Held For Development	8,929	3,809

	$2,408,525	$2,310,378

40    Granite REIT      2015

Changes in investment properties are shown in the following table:

	Six Months Ended June 30, 2015			Year Ended December 31, 2014
	Income- Producing Properties	Properties and Land Under Development	Land Held For Development	Income- Producing Properties	Properties and Land Under Development	Land Held For Development
Balance, beginning of period	$2,275,220	$31,349	$3,809	$2,325,583	$18,108	$8,206
Additions
— Capital expenditures	6,357	7,863	—	15,809	27,626	816
— Acquisitions	—	—	5,990	75,864	—	3,831
— Land under development	—	—	—	—	9,034	(9,034)
— Completed projects	41,382	(41,382)	—	24,762	(24,762)	—
— Tenant allowances	—	—	—	44,492	—	—
Fair value gains (losses), net	47,928	—	(1,174)	(51,624)	—	—
Foreign currency translation, net	33,640	2,170	304	(4,662)	1,343	(10)
Disposals	(4,838)	—	—	(151,251)	—	—
Other changes	(93)	—	—	(3,753)	—	—

Balance, end of period	$2,399,596	$—	$8,929	$2,275,220	$31,349	$3,809

On May 26, 2015, the Trust acquired 28 acres of development land in Poland for a purchase price of $6.0 million.

During the six months ended June 30, 2015, the Trust disposed of two income-producing properties located in North America for aggregate gross proceeds of $4.8 million and incurred a $0.2 million loss on disposal due to the associated selling costs. The fair value gain during the six month period ended June 30, 2015, excluding the properties sold in the period, was $46.4 million.

The Trust determines the fair value of each income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewal at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values are primarily determined by discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The fair values of properties and land under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date unless fair value cannot be determined, in which case, they are valued at cost. The Trust measures its investment properties using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values.

Granite REIT      2015    41

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for investment properties are set out below:

	June 30, 2015			December 31, 2014
	Maximum	Minimum	Weighted average	Maximum	Minimum	Weighted average
Canada
Discount rate	8.25%	6.00%	7.74%	8.50%	6.50%	7.75%
Terminal cap rate	8.50%	5.00%	7.24%	8.50%	5.75%	7.25%
United States
Discount rate	14.00%	6.72%	8.70%	14.00%	6.72%	8.80%
Terminal cap rate	13.00%	5.64%	8.53%	13.00%	5.64%	8.64%
Germany
Discount rate	9.50%	7.00%	8.08%	9.50%	6.20%	8.26%
Terminal cap rate	9.50%	6.20%	8.04%	9.50%	7.50%	8.25%
Austria
Discount rate	10.00%	8.25%	8.48%	9.00%	8.25%	8.48%
Terminal cap rate	9.50%	8.75%	8.89%	9.50%	8.75%	8.97%
Netherlands
Discount rate	7.50%	7.15%	7.32%	9.21%	6.84%	8.39%
Terminal cap rate	7.40%	7.00%	7.25%	7.50%	7.50%	7.50%
Other
Discount rate	10.35%	8.25%	9.68%	10.60%	8.50%	9.72%
Terminal cap rate	10.50%	8.10%	9.96%	10.50%	8.25%	9.97%

Included in investment properties is $11.5 million (December 31, 2014 — $11.4 million) of net straight-line rent receivable arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 18).

Minimum rental commitments on non-cancellable tenant operating leases are as follows:

Not later than 1 year	$210,215
Later than 1 year and not later than 5 years	591,273
Later than 5 years	279,336

$1,080,824

4.     OTHER ASSETS

Other assets consist of:

As at	June 30, 2015	December 31, 2014
Deferred financing costs	$449	$524
Long-term receivables	554	533
Interest rate caps (note 6)	168	362
Deposits	482	460

	$1,653	$1,879

42    Granite REIT      2015

5.     UNSECURED DEBENTURES, NET

(a)   Unsecured debentures, net, consist of:

		June 30, 2015		December 31, 2014
As at	Maturity Date	Amortized Cost	Principal issued and outstanding	Amortized Cost	Principal issued and outstanding
4.613% Debentures	October 2, 2018	$198,708	$200,000	$198,515	$200,000
3.788% Debentures	July 5, 2021	248,645	250,000	248,534	250,000

		$447,353	$450,000	$447,049	$450,000

(b)   Cross currency interest rate swaps consist of:

As at	June 30, 2015	December 31, 2014
Financial asset
2018 Cross Currency Interest Rate Swap — fair value	$1,342	$—
2021 Cross Currency Interest Rate Swap — fair value	9,409	481

	$10,751	$481

Financial liability
2018 Cross Currency Interest Rate Swap — fair value	$—	$3,829

On October 7, 2013, the Trust entered into a cross currency interest rate swap (the "2018 Cross Currency Interest Rate Swap") to exchange the $200.0 million proceeds and 4.613% interest payments from the debentures that mature in 2018 for euro 142.3 million and euro denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million.

On July 3, 2014, the Trust entered into a cross currency interest rate swap (the "2021 Cross Currency Interest Rate Swap") to exchange the 3.788% interest payments from the debentures that mature in 2021 for euro denominated payments at a 2.68% interest rate. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021.

The cross currency interest rate swaps are designated as net investment hedges of the Trust's investment in foreign operations. The effectiveness of the hedges are assessed quarterly. For the three and six month periods ended June 30, 2015, the Trust has assessed that the hedges continued to be effective. As an effective hedge, the unrealized gains or losses on the cross currency interest rate swaps are recognized in other comprehensive income. The Trust has elected to record the differences resulting from the lower interest rate associated with the cross currency interest rate swaps in the statement of income.

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6.     SECURED LONG-TERM DEBT

Secured long-term debt consists of:

				June 30, 2015		December 31, 2014
As at	Maturity Date	Interest Rate		U.S. $ Outstanding(1)	Cdn $ Outstanding(1)	U.S. $ Outstanding(1)	Cdn $ Outstanding(1)
Mortgage payable	June 10, 2017	LIBOR + 2.50%	(2)	$23,587	$29,422	$23,753	$27,556
Mortgage payable	May 10, 2018	LIBOR + 2.50%	(2)	12,205	15,224	12,351	14,328
2016 Construction Loan	July 25, 2016	LIBOR + 2.25%		13,717	17,111	13,322	15,455
2017 Construction Loan	June 20, 2017	LIBOR + 2.25%		17,955	22,397	7,534	8,740

				$67,464	$84,154	$56,960	$66,079
Less: due within one year				810	1,011	717	832

				$66,654	$83,143	$56,243	$65,247

(1)
The amounts outstanding are net of transaction costs.
(2)
Interest rate caps were purchased for 100% of the mortgage amounts and for the duration of the mortgage thereby limiting the interest rate exposure to a maximum of 4%.

The mortgages and construction loans are recourse only to specific properties. Properties securing the mortgages have a fair value of $85.8 million at June 30, 2015 and are pledged as collateral. The 2016 and 2017 Construction Loans are secured by first mortgage liens on the properties having an aggregate fair value of $90.0 million at June 30, 2015.

7.     OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of:

As at	June 30, 2015	December 31, 2014
Contingent consideration	$4,678	$4,272
Tenant allowance payable	6,749	6,537

	$11,427	$10,809

Contingent consideration was recognized in connection with acquisitions completed in 2013. This amount is dependent upon a number of assumptions which are subject to change over the period to the date of payment.

The tenant allowance payable of euro 6.0 million is due in January 2018 and relates to a lease extension at the Eurostar facility in Graz, Austria. The future payable of euro 6.0 million has been discounted and is being accreted to its face value through a charge to interest expense.

8.     BANK INDEBTEDNESS

Effective December 11, 2014, Granite REIT Holdings Limited Partnership ("Granite LP") entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Canadian dollar, U.S. dollar or euro denominated loans or letters of credit (the "Credit Facility") and matures on February 1, 2018 with the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of the lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Credit Facility. At June 30, 2015, Granite LP had $48.6 million (U.S. $39.0 million) drawn under the Credit Facility and $0.7 million in letters of credit issued against the Credit Facility.

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9.     ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	June 30, 2015	December 31, 2014
Accounts payable	$4,107	$4,608
Accrued salaries and wages	3,202	5,197
Accrued interest payable	7,132	7,129
Accrued construction payable	6,947	7,652
Accrued employee unit-based compensation	4,266	3,096
Accrued trustee/director unit-based compensation	5,382	4,632
Other accrued liabilities	5,678	4,335

	$36,714	$36,649

10.  DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended June 30, 2015 were $27.1 million (2014 — $25.8 million) or 57.6 cents per stapled unit (2014 — 54.9 cents per stapled unit). Total distributions declared to stapled unitholders in the six month period ended June 30, 2015 were $54.2 million (2014 — $51.6 million) or $1.15 per stapled unit (2014 — $1.10 per stapled unit). Distributions payable at June 30, 2015 of $9.0 million, representing the June 2015 distribution, were paid on July 15, 2015. On July 17, 2015, distributions of $9.0 million or 19.2 cents per stapled unit were declared and will be paid on August 14, 2015.

11.  STAPLED UNITHOLDERS' EQUITY

(a)   Unit-based Compensation

  Incentive Stock Option Plan

  The Incentive Stock Option Plan (the "Option Plan") allows for the grant of stock options or appreciation rights to directors, officers, employees and consultants. A reconciliation of the changes in the options outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
Options outstanding, January 1	50	$32.21	100	$33.92
Exercised	—	—	(50)	35.62

Options outstanding and exercisable, June 30	50	$32.21	50	$32.21

  Director/Trustee Deferred Share Unit Plan

  The Trust has two Non-Employee Director Share-Based Compensation Plans (the "DSPs") which provide for a deferral of up to 100% of each outside director's total annual remuneration, at specified levels

Granite REIT      2015    45

  elected by each director, until such director ceases to be a director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	110	$34.45	87	$32.92
Granted	12	42.49	12	39.65

DSUs outstanding, June 30	122	$35.22	99	$33.72

  Executive Deferred Stapled Unit Plan

  The Trust has an Executive Share Unit Plan (the "Stapled Unit Plan") which is designed to provide equity-based compensation in the form of stapled units to executives and other employees. A reconciliation of the changes in stapled units outstanding is presented below:

	2015		2014
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
Stapled units outstanding, January 1	97	$38.19	62	$37.42
New grants	32	42.61	54	39.02
Settled(1)	—	39.01	(19)	38.74

Stapled units outstanding, June 30(2)	129	$39.38	97	$38.07

(1)
37 stapled units were settled during the three month period ended March 31, 2015.
(2)
As at June 30, 2015, 60 thousand vested stapled units were outstanding.

  During the three month period ended June 30, 2015, the Trust recognized unit-based compensation expense of $1.1 million (2014 — $0.6 million) which included a $0.3 million expense (2014 — $0.1 million) pertaining to the DSP plans, a $0.6 million expense (2014 — $0.5 million) pertaining to the Stapled Unit Plan and a net expense of $0.2 million (2014 — nil) related to the re-measurement of the Option Plan liability in the period.

  During the six month period ended June 30, 2015, the Trust recognized unit-based compensation expense of $1.9 million (2014 — $1.6 million) which included a $0.7 million expense (2014 — $0.5 million) pertaining to the DSP plans, a $1.0 million expense (2014 — $1.0 million) pertaining to the Stapled Unit Plan and a net expense of $0.2 million (2014 — $0.1 million) related to the re-measurement of the Option Plan liability in the period.

46    Granite REIT      2015

(b)   Accumulated Other Comprehensive Income

  Accumulated other comprehensive income consists of the following:

As at June 30,	2015	2014
Foreign currency translation gains on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$114,456	$101,919
Gains (losses) on derivatives designated as net investment hedges	8,805	(12,291)

	$123,261	$89,628

(1)
Includes foreign currency translation gains from non-derivative financial instruments designated as net investment hedges.

12.  COSTS AND EXPENSES (INCOME)

(a)   Property operating costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Non-recoverable from tenants:
Property taxes and utilities	$85	$362	$349	$745
Legal	282	484	477	761
Consulting	198	31	367	61
Environmental and appraisals	59	165	176	321
Repairs and maintenance	120	174	190	233
Other	248	238	526	502

	992	1,454	2,085	2,623

Recoverable from tenants:
Property taxes and utilities	325	231	654	479
Repairs and maintenance	94	135	150	171
Other	173	326	433	605

	592	692	1,237	1,255

Property operating costs	$1,584	$2,146	$3,322	$3,878

(b)   General and administrative expenses consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Salaries and benefits	$3,571	$3,252	$6,966	$6,725
Audit, legal and consulting	1,017	964	2,010	2,499
Trustee/director fees and related expenses	233	255	429	481
Unit-based compensation for employees and trustees/directors	1,079	617	1,922	1,644
Other	1,339	1,331	2,363	2,336

	$7,239	$6,419	$13,690	$13,685

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(c)   Interest expense and other financing costs, net consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Interest, accretion and costs on debentures	$3,441	$6,088	$6,971	$12,215
Interest on mortgages payable and construction loans	542	351	1,031	670
Amortization of deferred financing costs	48	106	100	185
Other interest and accretion charges	530	475	1,076	866

	4,561	7,020	9,178	13,936
Capitalized interest	(15)	(28)	(62)	(28)
Interest income	(63)	(77)	(146)	(124)

	$4,483	$6,915	$8,970	$13,784

(d)   Fair value losses (gains) on financial instruments consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Foreign exchange forward contracts, net	$802	$(574)	$19	$(613)
Interest rate caps	49	197	221	274

	$851	$(377)	$240	$(339)

13.  INCOME TAXES

(a)   The major components of the income tax expense (recovery) are:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Current income tax expense (recovery)	$(287)	$(930)	$1,135	$1,350
Deferred income tax expense	12,710	5,541	22,063	4,490

Income tax expense	$12,423	$4,611	$23,198	$5,840

  Included in current income tax expense for the six month period ended June 30, 2015 is $0.3 million arising from the disposition of a property in the United States. Current income tax expense for the six month period ended June 30, 2014 included $1.1 million arising from the disposition of a property in Germany.

48    Granite REIT      2015

(b)
The effective income tax rate reported in the condensed combined statements of income varies from the Canadian statutory rate for the following reasons:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Income before income taxes	$60,664	$31,027	$126,254	$44,431

Expected income taxes at the Canadian statutory tax rate of 26.5% (2014 — 26.5%)	$16,076	$8,222	$33,457	$11,774
Income distributed and taxable to unitholders	(4,594)	(2,252)	(10,798)	(5,125)
Net foreign rate differentials	2,494	631	1,515	637
Net change in provisions for uncertain tax positions	(1,837)	(2,216)	(1,648)	(1,892)
Net permanent differences	1,839	194	431	320
Withholding taxes and other	(1,555)	32	241	126

Income tax expense	$12,423	$4,611	$23,198	$5,840

14.  DISCONTINUED OPERATIONS

During the second quarter of 2014, Granite disposed of its portfolio of Mexican properties. As the Mexican properties represented a significant geographical area of operations, the Trust has retroactively presented the Mexican portfolio as discontinued operations in the condensed combined financial statements.

Granite's results of operations from discontinued operations are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Rental revenue	$—	$3,431	$—	$7,079
Operating costs and expenses	—	82	—	90
Fair value losses on investment properties, net	—	—	—	4

Income before income taxes	—	3,349	—	6,985
Income tax expense	—	(546)	—	(1,702)

Income from discontinued operations before gain on sale of disposed properties	—	2,803	—	5,283
Loss on sale of investment properties	—	(4,979)	—	(5,071)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the period	—	5,722	—	5,722
Income tax recovery	—	823	—	823

Gain on sale of disposed properties	—	1,566	—	1,474

Net income from discontinued operations	$—	$4,369	$—	$6,757

During the six month period ended June 30, 2014, Granite completed the disposition of its portfolio of Mexican properties to a subsidiary of Magna for gross proceeds of $113.7 million (U.S. $105.0 million) and incurred a $5.1 million loss on disposal due to closing adjustments and associated selling costs.

During the six month period ended June 30, 2015, Granite paid $7.7 million of current income tax installments associated with the taxable gain arising on the sale of the portfolio of Mexican properties.

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15.  DETAILS OF CASH FROM OPERATING ACTIVITIES FROM CONTINUING OPERATIONS

(a)
Items not involving current cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Straight-line rent adjustment	$1,170	$1,353	$2,484	$1,928
Unit-based compensation expense	1,079	617	1,922	1,644
Fair value losses (gains) on investment properties	(21,511)	5,570	(46,754)	29,123
Depreciation and amortization	180	151	359	272
Fair value losses (gains) on financial instruments	851	(377)	240	(339)
Loss on sale of investment properties	48	—	233	182
Amortization of issuance costs and discount accretion of debentures	201	205	394	405
Amortization of deferred financing costs	48	106	100	185
Deferred income taxes	12,710	5,541	22,063	4,490
Other	(1,014)	(175)	(1,975)	(769)

	$(6,238)	$12,991	$(20,934)	$37,121

(b)
Changes in working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Accounts receivable	$(1,138)	$6,858	$(1,338)	$(357)
Prepaid expenses and other	365	246	365	29
Accounts payable and accrued liabilities	939	1,873	(2,144)	(4,357)
Deferred revenue	(2,028)	(1,246)	1,229	(1,781)

	$(1,862)	$7,731	$(1,888)	$(6,466)

(c)
Non-cash financing activities

  During the six month period ended June 30, 2015, less than one thousand stapled units (2014 — 19 thousand stapled units) with a value of less than $0.1 million (2014 — $0.7 million) were issued under the Stapled Unit Plan.

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16.  FAIR VALUE

(a)
Fair Value of Financial Instruments

  The following table provides the classification and measurement of financial assets and liabilities as at June 30, 2015:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$168	(1)	$554	(2)	$554	$722	$722
Cross currency interest rate swaps	10,751		—		—	10,751	10,751
Accounts receivable	—		3,611		3,611	3,611	3,611
Prepaid expenses and other	613	(3)	—		—	613	613
Restricted cash	—		4,755		4,755	4,755	4,755
Cash and cash equivalents	—		112,729		112,729	112,729	112,729

	$11,532		$121,649		$121,649	$133,181	$133,181

Financial liabilities
Unsecured debentures, net	$—		$447,353		$470,370	$447,353	$470,370
Secured long-term debt	—		84,154		84,154	84,154	84,154
Other non-current liabilities	—		11,427		11,427	11,427	11,427
Bank indebtedness	—		48,649		48,649	48,649	48,649
Accounts payable and accrued liabilities	95	(4)	36,619		36,619	36,714	36,714
Distributions payable	—		9,027		9,027	9,027	9,027

	$95		$637,229		$660,246	$637,324	$660,341

(1)
Interest rate caps included in other assets.
(2)
Long-term receivables included in other assets.
(3)
Foreign exchange forward contracts included in prepaid expenses.
(4)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

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  The following table provides the classification and measurement of financial assets and liabilities as at December 31, 2014:

	Fair value through profit or loss		Loans and receivables/ other financial liabilities			Total	Total
Measurement basis	(Fair value)		(Amortized cost)		(Fair value)	(Carrying Value)	(Fair Value)
Financial assets
Other assets	$362	(5)	$533	(6)	$533	$895	$895
Cross currency interest rate swap	481		—		—	481	481
Accounts receivable	—		2,247		2,247	2,247	2,247
Prepaid expenses and other	586	(7)	—		—	586	586
Restricted cash	—		4,782		4,782	4,782	4,782
Cash and cash equivalents	—		116,233		116,233	116,233	116,233

	$1,429		$123,795		$123,795	$125,224	$125,224

Financial liabilities
Unsecured debentures, net	$—		$447,049		$468,700	$447,049	$468,700
Cross currency interest rate swap	3,829		—		—	3,829	3,829
Secured long-term debt	—		66,079		66,079	66,079	66,079
Other non-current liabilities	—		10,809		10,809	10,809	10,809
Bank indebtedness	—		62,645		62,645	62,645	62,645
Accounts payable and accrued liabilities	49	(8)	36,600		36,600	36,649	36,649
Distributions payable	—		9,027		9,027	9,027	9,027

	$3,878		$632,209		$653,860	$636,087	$657,738

(5)
Interest rate caps included in other assets.
(6)
Long-term receivables included in other assets.
(7)
Foreign exchange forward contracts included in prepaid expenses.
(8)
Foreign exchange forward contracts included in accounts payable and accrued liabilities.

  The fair value of the Trust's accounts receivable, cash and cash equivalents, restricted cash, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of other non-current liabilities approximates the carrying value as it is revalued at each reporting date. The fair value of the unsecured debentures is determined using quoted market prices. The fair value of the cross currency interest rate swaps is determined using market inputs quoted by their counterparties. The fair value of the secured long-term debt approximates its carrying amount as the mortgages and construction loans payable were drawn recently and bear interest at rates comparable to current market rates that would be used to calculate fair value.

  The Trust periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions and mitigate its foreign exchange exposure on its net cash flows. At June 30, 2015, the Trust held five foreign exchange forward contracts (December 31, 2014 — six contracts outstanding). The foreign exchange contracts in place are to purchase $22.1 million and sell euro 15.5 million. For the three and six month periods ended June 30, 2015, the Trust recorded net fair value losses of $0.8 million (2014 — net fair value gain of $0.6 million) and less than $0.1 million (2014 — net fair value gain of $0.6 million), respectively on these outstanding foreign exchange forward contracts.

  As disclosed in note 6, the Trust entered into two interest rate caps to hedge the interest rate risk associated with the mortgages payable. The interest rate caps have not been designated and the Trust is

52    Granite REIT      2015

  not employing hedge accounting for these instruments. The fair value of the interest rate caps at June 30, 2015 was $0.2 million (December 31, 2014 — $0.4 million). For the three and six month periods ended June 30, 2015, the Trust recorded fair value losses of less than $0.1 million (2014 — $0.2 million) and $0.2 million (2014 — $0.3 million), respectively on these interest rate caps.

(b)
Fair Value Hierarchy

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:	Fair value determined based on quoted prices in active markets for identical assets or liabilities.
Level 2:	Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.
Level 3:	Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

  The following tables represent information related to the Trust's financial assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

As at June 30, 2015	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Cross currency interest rate swaps	$—	$10,751	$—
Interest rate caps included in other assets	—	168	—
Foreign exchange forward contracts included in prepaid expenses and other	—	613	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	470,370	—	—
Other non-current liabilities	—	—	11,427
Secured long-term debt	—	84,154	—
Bank indebtedness	—	48,649	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	95	—

Net Liabilities measured at fair value	$(470,370)	$(121,366)	$(11,427)

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As at December 31, 2014	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Cross currency interest rate swap	$—	$481	$—
Interest rate caps included in other assets	—	362	—
Foreign exchange forward contracts included in prepaid expenses and other	—	586	—
Liabilities measured or disclosed at fair value
Unsecured debentures, net	468,700	—	—
Cross currency interest rate swap	—	3,829	—
Other non-current liabilities	—	—	10,809
Secured long-term debt	—	66,079	—
Bank indebtedness	—	62,645	—
Foreign exchange forward contracts included in accounts payable and accrued liabilities	—	49	—

Net Liabilities measured at fair value	$(468,700)	$(131,173)	$(10,809)

  For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and six month periods ended June 30, 2015 and the year ended December 31, 2014, there were no transfers between the levels.

(c)
Risk Management

  Foreign exchange risk

  As at June 30, 2015, the Trust is exposed to foreign exchange risk primarily in respect of movements in the euro and the U.S. dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At June 30, 2015, the Trust's foreign currency denominated net assets are $1.0 billion primarily in U.S. dollars and euros. A 1% change in the U.S. dollar and euro exchange rates relative to the Canadian dollar will result in a gain or loss of approximately $1.7 million and $8.4 million, respectively, to comprehensive income.

54    Granite REIT      2015

17.  COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the combined financial statements:

Balance Sheet	As at June 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,408,525			$2,408,525
Investment in Granite LP	—	5	(5)	—
Other non-current assets	19,637			19,637

	2,428,162	5	(5)	2,428,162
Current assets:
Other current assets	12,388	9		12,397
Intercompany receivable(1)	—	5,150	(5,150)	—
Cash and cash equivalents	112,660	69		112,729

Total assets	$2,553,210	5,233	(5,155)	$2,553,288

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,353			$447,353
Other non-current liabilities	273,890			273,890

	721,243			721,243
Current liabilities:
Bank indebtedness	48,649			48,649
Intercompany payable(1)	5,150		(5,150)	—
Other current liabilities	55,936	5,228		61,164

Total liabilities	830,978	5,228	(5,150)	831,056

Equity:
Stapled unitholders' equity	1,713,081	5		1,713,086
Non-controlling interests	9,151		(5)	9,146

Total liabilities and stapled unitholders' equity	$2,553,210	5,233	(5,155)	$2,553,288

(1)
Represents employee and trustee/director compensation related amounts which will be settled.

Granite REIT      2015    55

Balance Sheet	As at December 31, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$2,310,378			$2,310,378
Investment in Granite LP	—	3	(3)	—
Other non-current assets	11,312			11,312

	2,321,690	3	(3)	2,321,690
Current assets:
Other current assets	9,791	44		9,835
Intercompany receivable(1)	—	6,083	(6,083)	—
Cash and cash equivalents	116,160	73		116,233

Total assets	$2,447,641	6,203	(6,086)	$2,447,758

LIABILITIES AND STAPLED UNITHOLDERS' EQUITY
Non-current liabilities:
Unsecured debentures, net	$447,049			$447,049
Other non-current liabilities	235,593			235,593

	682,642			682,642
Current liabilities:
Bank indebtedness	62,645			62,645
Intercompany payable	6,083		(6,083)	—
Other current liabilities	60,028	6,200		66,228

Total liabilities	811,398	6,200	(6,083)	811,515

Equity:
Stapled unitholders' equity	1,629,982	3		1,629,985
Non-controlling interests	6,261		(3)	6,258

Total liabilities and stapled unitholders' equity	$2,447,641	6,203	(6,086)	$2,447,758

(1)
Represents employee and trustee/director compensation related amounts which will be settled.

56    Granite REIT      2015

Income Statement	Three Months Ended June 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$53,470			$53,470
General and administrative expenses	7,239			7,239
Interest expense and other financing costs, net	4,483			4,483
Other costs and expenses	1,696			1,696
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value gains on investment properties, net	(21,511)			(21,511)
Fair value losses on financial instruments	851			851
Loss on sale of investment properties	48			48

Income before income taxes	60,664	1	(1)	60,664
Income tax expense	12,423			12,423

Net income from continuing operations and Net income	48,241	1	(1)	48,241

Less net income attributable to non-controlling interests	2,145		(1)	2,144

Net income attributable to stapled unitholders	$46,096	1	—	$46,097

Income Statement	Three Months Ended June 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$52,160			$52,160
General and administrative expenses	6,419			6,419
Interest expense and other financing costs, net	6,915			6,915
Other costs and expenses	2,606			2,606
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	5,570			5,570
Fair value gains on financial instruments	(377)			(377)

Income before income taxes	31,027	1	(1)	31,027
Income tax expense	4,611			4,611

Net income from continuing operations	26,416	1	(1)	26,416
Net income from discontinued operations	4,369			4,369

Net income	30,785	1	(1)	30,785

Less net income attributable to non-controlling interests	118		(1)	117

Net income attributable to stapled unitholders	$30,667	1	—	$30,668

Granite REIT      2015    57

Income Statement	Six Months Ended June 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$106,506			$106,506
General and administrative expenses	13,690			13,690
Interest expense and other financing costs, net	8,970			8,970
Other costs and expenses	3,873			3,873
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value gains on investment properties, net	(46,754)			(46,754)
Fair value losses on financial instruments	240			240
Loss on sale of investment properties	233			233

Income before income taxes	126,254	2	(2)	126,254
Income tax expense	23,198			23,198

Net income from continuing operations and Net income	103,056	2	(2)	103,056

Less net income attributable to non-controlling interests	2,599		(2)	2,597

Net income attributable to stapled unitholders	$100,457	2	—	$100,459

58    Granite REIT      2015

Income Statement	Six Months Ended June 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenues	$105,093			$105,093
General and administrative expenses	13,685			13,685
Interest expense and other financing costs, net	13,784			13,784
Other costs and expenses	4,227			4,227
Share of (income) loss of Granite LP	—	(2)	2	—
Fair value losses on investment properties, net	29,123			29,123
Fair value gains on financial instruments	(339)			(339)
Loss on sale of investment properties	182			182

Income before income taxes	44,431	2	(2)	44,431
Income tax expense	5,840			5,840

Net income from continuing operations	38,591	2	(2)	38,591
Net income from discontinued operations	6,757			6,757

Net income	45,348	2	(2)	45,348

Less net income attributable to non-controlling interests	227		(2)	225

Net income attributable to stapled unitholders	$45,121	2	—	$45,123

Granite REIT      2015    59

Statement of Cash Flows	Three Months Ended June 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$48,241	1	(1)	$48,241
Items not involving current cash flows	(6,238)	(1)	1	(6,238)
Changes in working capital balances from continuing operations	(1,896)	34	—	(1,862)
Other operating activities	(1,580)			(1,580)

Cash provided by operating activities	38,527	34	—	38,561

INVESTING ACTIVITIES
Investment property capital additions	(4,132)			(4,132)
Acquisition of development land	(5,990)			(5,990)
Other investing activities	(127)			(127)

Cash used in investing activities	(10,249)	—	—	(10,249)

FINANCING ACTIVITIES
Distributions paid	(27,081)			(27,081)
Other financing activities	(3,645)			(3,645)

Cash used in financing activities	(30,726)	—	—	(30,726)

Effect of exchange rate changes	1,680			1,680

Net increase (decrease) in cash and cash equivalents during the period	$(768)	34	—	$(734)

60    Granite REIT      2015

Statement of Cash Flows	Three Months Ended June 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$26,416	1	(1)	$26,416
Items not involving current cash flows	12,991	(1)	1	12,991
Changes in working capital balances from continuing operations	6,562	1,169		7,731
Other operating activities	(9,624)			(9,624)

Cash provided by operating activities from continuing operations	36,345	1,169	—	37,514
Cash provided by operating activities from discontinued operations	17,123			17,123

Cash provided by operating activities	53,468	1,169	—	54,637

INVESTING ACTIVITIES
Investment property capital additions	(7,575)			(7,575)
Other investing activities	(98)			(98)
Cash provided by investing activities from discontinued operations	109,538			109,538

Cash provided by investing activities	101,865	—	—	101,865

FINANCING ACTIVITIES
Distributions paid	(25,811)			(25,811)
Other financing activities	3,698			3,698

Cash used in financing activities	(22,113)	—	—	(22,113)

Effect of exchange rate changes	(4,300)			(4,300)

Net increase in cash and cash equivalents during the period	$128,920	1,169	—	$130,089

Granite REIT      2015    61

Statement of Cash Flows	Six Months Ended June 30, 2015
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$103,056	2	(2)	$103,056
Items not involving current cash flows	(20,934)	(2)	2	(20,934)
Changes in working capital balances from continuing operations	(1,884)	(4)	—	(1,888)
Other operating activities	(553)			(553)

Cash provided by (used in) operating activities	79,685	(4)	—	79,681

INVESTING ACTIVITIES
Investment property capital additions	(14,861)			(14,861)
Acquisition of development land	(5,990)			(5,990)
Other investing activities	4,535			4,535
Cash provided by investing activities from discontinued operations	(7,725)			(7,725)

Cash used in investing activities	(24,041)	—	—	(24,041)

FINANCING ACTIVITIES
Distributions paid	(54,163)			(54,163)
Other financing activities	(5,977)			(5,977)

Cash used in financing activities	(60,140)	—	—	(60,140)

Effect of exchange rate changes	996			996

Net decrease in cash and cash equivalents during the period	$(3,500)	(4)	—	$(3,504)

62    Granite REIT      2015

Statement of Cash Flows	Six Months Ended June 30, 2014
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income from continuing operations	$38,591	2	(2)	$38,591
Items not involving current cash flows	37,121	(2)	2	37,121
Changes in working capital balances from continuing operations	(7,795)	1,329		(6,466)
Other operating activities	(40,566)			(40,566)

Cash provided by operating activities from continuing operations	27,351	1,329	—	28,680
Cash provided by operating activities from discontinued operations	20,025			20,025

Cash provided by operating activities	47,376	1,329	—	48,705

INVESTING ACTIVITIES
Investment property capital additions	(14,933)			(14,933)
Other investing activities	20,414			20,414
Cash provided by investing activities from discontinued operations	109,446			109,446

Cash provided by investing activities	114,927	—	—	114,927

FINANCING ACTIVITIES
Distributions paid	(51,583)			(51,583)
Other financing activities	(914)			(914)

Cash used in financing activities	(52,497)	—	—	(52,497)

Effect of exchange rate changes	(907)			(907)

Net increase in cash and cash equivalents during the period	$108,899	1,329	—	$110,228

18.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

(b)
At June 30, 2015, the Trust's contractual commitments related to construction and development projects amounted to approximately $0.2 million which are expected to be incurred during the remainder of 2015.

Granite REIT      2015    63

(c)
At June 30, 2015, the Trust had commitments on non-cancellable operating leases requiring future minimum annual rental payments as follows:

Not later than 1 year	$427
Later than 1 year and not later than 5 years	694
Later than 5 years	214

$1,335

  In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively. The fair value of the investment properties situated on the land under ground leases is $49.2 million.

19.  SUBSEQUENT EVENT

  On July 8, 2015, the Trust sold an income-producing property located in Germany for gross proceeds of approximately $3.5 million.

64    Granite REIT      2015

REIT Information

Board of Trustees	Officers	Office Location
G. Wesley Voorheis Chairman Peter Dey Vice-Chairman Michael Brody Trustee Barry Gilbertson Trustee Thomas Heslip Trustee Gerald Miller Trustee Scott Oran Trustee

Thomas Heslip
Chief Executive Officer
Michael Forsayeth
Chief Financial Officer
Jennifer Tindale
Executive Vice President,
General Counsel and Secretary
John De Aragon
Executive Vice President,
Real Estate Investment
Lorne Kumer
Executive Vice President, Real Estate
Portfolio and Asset Management
Stefan Wierzbinski
Executive Vice President Europe

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240

 Investor Relations Queries

Thomas Heslip
Chief Executive Officer
(647) 925-7539
 Michael Forsayeth
Chief Financial Officer
(647) 925-7600

Transfer Agents and Registrars

Canada	United States
Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021

Exchange Listings
Stapled Units	–	Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2014 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

Granite REIT 77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240 www.granitereit.com

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  Exhibit 99.1
GRANITE ANNOUNCES 2015 SECOND QUARTER RESULTS